FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   13 MAY 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Prudential sent to the London Stock Exchange on 13 May 2003





SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


mmO2 plc



2. Name of shareholder having a major interest


Prudential plc and all of its subsidiary companies



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them






5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


Unknown



8. Percentage of issued class


Unknown



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


12 May 2003



11. Date company informed


12 May 2003



12. Total holding following this notification


Unknown



13. Total percentage holding of issued class following this notification


Fallen to below 3% notification level



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore, 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


13 May 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 13 May 2003                          By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary